Exhibit 99.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of ZIM Integrated Shipping Services Ltd. (the "Company") to be held at 5:00 p.m., Israel time, on Tuesday, December 1, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote "FOR" each of Proposals No. 1 and 2, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received by the Company’s proxy tabulator, Broadridge Financial Solutions, Inc. located at 51 Mercedes Way, Edgewood, NY 11717, by 11:59 p.m. Eastern Time on November 30, 2026 (i.e., 6:59 a.m. Israel Time on December 1, 2026), or physically delivered to the Company’s Israeli registered office by no later than 1:00 p.m. Israel Time on December 1, 2026 (i.e., 6:00 a.m. Eastern Time on December 1, 2026), or follow the instructions for voting by telephone or the Internet.

Thank you for your continued cooperation.

Very truly yours,

Yair Seroussi,

Chairman of the Board of Directors

Haifa, Israel

October 15, 2026

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ZIM INTEGRATED SHIPPING SERVICES LTD.

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of ZIM Integrated Shipping Services Ltd. (the "Company") will be held at 5:00 p.m., Israel time, on Tuesday, December 1, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, for the following purposes:

1.          To re-elect all eleven (11) incumbent directors of the Company’s board of directors (the "Board of Directors" or the "Board") for an additional term, each until the next annual general meeting of shareholders (a separate vote for each director will be taken); and

2.          To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2025. These documents can be found on the Company’s website at: www.zim.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of Monday, October 26, 2026, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, or follow the instructions for voting by telephone or the Internet.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company (the "Articles"), the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors,

Yair Seroussi,

Chairman of the Board of Directors

Haifa, Israel

October 15, 2026

ZIM INTEGRATED SHIPPING SERVICES LTD.

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, no nominal value (the "Shares"), of ZIM Integrated Shipping Services Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at 5:00 p.m., Israel time, on Tuesday, December 1, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.          To re-elect all eleven (11) incumbent directors of the Company’s board of directors (the "Board of Directors" or the "Board") for an additional term, each until the next annual general meeting of shareholders (a separate vote for each director will be taken); and

2.          To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2025. These documents can be found on the Company’s website at: www.zim.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. One or more shareholders holding at least 1% of the voting rights in the general meeting is entitled to request the company’s Board of Directors to include a proposal on the agenda of a general meeting, provided that the proposal is appropriate to be discussed at a general meeting, except that if such proposal concerns the inclusion of a candidate to the Board of Directors or a removal from office of a director, such request can be made only by one or more shareholder/s holding at least 5% of the voting rights in the general meeting. Regulations promulgated under the Companies Law of 1999 (the "Companies Law") provide that for this Meeting, such a request may be provided within seven days following the convening of the Meeting.

The approval of each of Proposals No. 1 and 2 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the Meeting, the Meeting shall stand adjourned until the seventh day following the prescribed date of the meeting, (and if that day falls on a day other than a business day, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the Board of Directors by notice to the shareholders, and at the adjourned meeting, the business for which the original Meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. Notwithstanding the foregoing, if the meeting has been called at the request of a shareholder as stated in section 63(b)(2) of the Companies Law, a quorum at the adjourned meeting will be that required for convening such meeting.

VOTING PROCEDURES

Shareholders may vote either in person at the Meeting, or by authorizing another person as their proxy, whether or not such shareholder attends the Meeting. We encourage all shareholders to vote their shares by proxy in advance of the Meeting - by Internet, telephone or mail - whether or not they currently plan to attend the Meeting. Shareholders may vote in any of the manners below:

•	By Internet - If you are a shareholder of record of the Company, you can submit a proxy over the Internet by logging on to the website listed or scanning the QR code on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following theon-screenprompts. If you hold the Companys ordinary shares in "street name", and if the brokerage firm, bank or another similar nominee that holds your ZIM ordinary shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form to submit your proxy over the Internet or simply click on the "VOTE NOW" button if you received the proxy materials by email;

•	By telephone - If you are a shareholder of record of the Company, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold the Company's ordinary shares in "street name", and if the brokerage firm, bank or other similar organization that holds your Company's ordinary shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•	By mail- If you are a shareholder of record of the Company, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. DO NOT enclose or return your Company's share certificate(s) with your proxy. If you hold the Company's ordinary shares in "street name", you have the right to direct your brokerage firm, bank or other similar organization how to vote your Company's ordinary shares, and the brokerage firm, bank or other similar organization is required to vote your Company's ordinary shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please promptly complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Change of Vote

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Meeting by (1) signing another proxy card with a later date and returning it to the Company’s proxy tabulator, Broadridge Financial Solutions, Inc. located at 51 Mercedes Way, Edgewood, NY 11717, by 11:59 p.m. Eastern Time on November 30, 2026 (i.e., 6:59 a.m. Israel Time on December 1, 2026), or physically delivering it to the Company’s Israeli registered office by no later than 1:00 p.m. Israel Time on Tuesday, December 1, 2026; (2) submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy and prior to the Meeting; (3) delivering a written notice of revocation to our Corporate Secretary prior to the Meeting; or (4) attending the Meeting and voting in person at the Meeting.

If you hold your Company's ordinary shares in "street name" through a broker, bank or other nominee on NYSE, in order to change your voting instructions, you must follow the relevant directions from your broker, bank, or other nominee, and must do so prior to 11:59 p.m. Eastern Time on November 30, 2026. You may also vote in person at the Meeting if you obtain a "legal proxy" from your bank, broker or other nominee and an account statement showing ownership of your Company's ordinary shares as of the record date.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about October 29, 2026, and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 120,649,072 Shares outstanding as of October 13, 2026. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

DIRECTORS' AND OFFICERS' COMPENSATION

The table below reflects the Company’s compensation costs related to the employment of the Company's five most highly compensated officers (as such term is defined in the Companies Law) with respect to the year ended December 31, 2025. For purposes of the table below, "compensation" includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car, phone and rent for relocated officers), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in the Company's financial statements for the year ended December 31, 2025, including compensation paid to such officers following the end of the year in respect of services provided during the year. Each of the officers was covered by the Company's directors’ and officers’ liability insurance policy and was granted an exculpation and indemnification letter as approved by our shareholders in accordance with applicable law and the Articles.

Name and Position of Director or Officer(1)	Salary(2)	Value of Social Benefits(3)	Bonuses(4)	Value of Equity-Based Compensation Granted(5)	Total
	(U.S. dollars in thousands)(6)
Eli Glickman, President & Chief Executive Officer*	929.0	405.0	1,343.0	485.0	3,162.0
Xavier Destriau, EVP Chief Financial Officer*	915.7	63.6	703.0	208.3	1,890.6
David Arbel, EVP Chief Operations Officer	576.7	193.5	493.0	145.1	1,408.3
Hani Kalinski, EVP Pacific BU • Pacific Business Unit	428.8	218.2	506.0	129.9	1,282.9
Nissim Yochai, EVP ZIM U.S. President	678.1	56.9	235.0	129.9	1,099.9

*	The officer resigned from his position during 2026 and no longer serves as an officer of the Company.

(1)	All such officers were employed on a full-time (100%) basis in 2025.

(2)	"Salary" means yearly gross base salary.

(3)	"Social Benefits" include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the relevant officers, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as "keren hishtalmut"), pension, severance, vacation, car or car allowance, rent for relocated officers, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(4)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2025, including the annual cash bonus for 2025, which have been provided for in the Company’s financial statements for the year ended December 31, 2025, but paid during 2026. Such amounts exclude bonuses paid during 2025 which were provided for in the Company’s financial statements for previous years.

(5)	Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2025, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 12c to our consolidated financial statements included in our Annual Report on Form 20-F for the year 2025 as filed with the U.S. Securities and Exchange Commission on March 9, 2026 (the "2025 Annual Report").

(6)	The amounts in the table paid in ILS with respect to salary and benefits were translated into U.S. Dollars based on the average representative rate of exchange of the U.S. Dollar against the ILS during 2025 (U.S. $1 = ILS 3.25), and with respect to bonuses were translated into U.S. Dollars based on the representative rate of exchange of the U.S. Dollar against the ILS on December 31, 2025 (U.S. $1 = ILS 3.19).

Proposal No. 1

RE-ELECTION OF ELEVEN (11) MEMBERS TO THE COMPANY’S BOARD OF DIRECTORS

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Yair Seroussi, Chen Lichtenstein, Nir Epstein, Birger Johannes Meyer-Gloeckner, William (Bill) Shaul, Ms. Liat Tennenholtz, Ms. Anita Odedra, Dr. Yoram Turbowicz, Yair Avidan, Ran Gritzerstein and Ron Hadassi as directors of the Company to hold office until the close of the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the Articles or applicable laws or regulations.

Each of the nominees has indicated to the Company his availability for election and has declared that: (i) he/she has the required qualifications and ability to devote the time required for his/her service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company's offices. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Articles, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors, subject to the maximum number of directors that may serve on the Company's Board of Directors pursuant to the Company's Articles. The Board of Directors currently consists of eleven (11) directors, which is the maximum number permitted under the Articles. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The following are details on the directors standing for election:

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016, and he served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently serving as Vice Chairman of Enlight Renewable Energy, listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (TASE) and has served in the position since 2018. He has been a board member of Stratasys which has been listed on NASDAQ since June 2017. Between the years 2017 to 2019, Mr. Seroussi served as chairman and is currently serving as a director of Mediterranean Towers which is listed on the TASE, and served as member of the investment committee of Menora Mivtachim between March 2018 and January 2024. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

Chen Lichtenstein serves as our Chief Executive Officer and a member of our Board of Directors since July 2026. Chen Lichtenstein served as Chief Financial Officer of Syngenta Group, a global agricultural technology company, with additional responsibility for strategy, integration and productivity, from 2020 to 2023. Prior to that, he served as President and CEO of ADAMA Ltd. (formerly Makhteshim Agan Industries Ltd.) from 2014 to 2020, and as President and CEO of China National Agrochemical Corporation, ChemChina’s strategic agrochemical division, from 2013 to 2014. From 2006 to 2013, Chen Lichtenstein served as Deputy Chief Executive Officer, Head of Global Operations and in various other roles at Makhteshim Agan Industries Ltd. Previously, he served as an investment banking executive at Goldman Sachs in New York and London from 1999 to 2006. Chen Lichtenstein currently serves as a member of the board of directors of Teva Pharmaceuticals Ltd., as chairman of the boards of various international companies in the environmental sciences and biotechnology sectors, and as a senior advisor to international investment entities. Chen Lichtenstein holds joint doctoral degrees from the Graduate School of Business and the School of Law at Stanford University, and a B.Sc. in physics, summa cum laude, and an LL.B., cum laude, from the Hebrew University of Jerusalem.

Yoram Turbowicz has served as a member of the Board of Directors since November 2025. Mr. Turbowicz has served in various senior regulatory, management and board positions in the Israeli market during the past three decades. Mr. Turbowicz served, among other positions, as the General Director of the Israeli Competition Authority between 1992-1997, as Deputy CEO and CEO of Discount Investment Corporation between 1997-2001, as Chief of Staff in the Israeli Prime Minister’s office between 2006-2008, as Chairman of the board of Azorim between 2008-2012, of Delek Energy between 2010-2012, and more recently as Chairman of Discount Investment Corporation and Property and Building Corporation, and board member at Cellecom between 2020-2021. Mr. Turbowicz holds an LLB from the Hebrew University Law School in Jerusalem, and LLM and JSD from Harvard Law School.

Liat Tennenholtz has served as a member of the Board of Directors since May 2021. Ms. Tennenholtz is currently serving as EVP at Matrix and EVP M&A at Matrix Ltd., and as a member of the senior management of Matrix IT Ltd., a global Israeli technology corporation traded on the TASE, having joined Matrix as VP Business Development in 2018. Ms. Tennenholtz also served as a director in Navitas Buckskin Finance Ltd. (a public company traded on the TASE) between 2017 and 2022, in which she also acted as the head of the financial statements review committee, and as a member of the audit committee and the compensation committee since 2017. Prior to her current positions in Matrix, Ms. Tennenholtz worked on complex local and international deals carrying various positions including Commercial Finance Business Partner in Amdocs Limited, a multi-billion global IT company traded on NASDAQ, Business Development Manager and Corporate Affairs Manager in Navitas Petroleum LP, a global energy entity traded on the TASE, and CPA and Attorney for international tax department in KPMG’s Israel branch. Ms. Tennenholtz holds a bachelor’s degree in accounting and an LLB, both from Tel Aviv University, studied Mathematics in UCLA, and is a licensed lawyer and a certified public accountant in Israel.

Nir Epstein first served as a member of our Board of Directors for several months beginning in July 2014, and rejoined our Board in 2018. From January 2021 to October 2025, he served in various roles at Prothya Biosolutions B.V., including as an Executive Director, Vice Chairman and Interim CEO. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services, which he established in 2005. Mr. Epstein holds a LLB degree from Tel Aviv University in Israel and an MBA from INSEAD in France.

Anita Odedra has served as our member of the Board of Directors since October 2023. Dr. Odedra has over 30 years of experience in the natural gas and shipping industry. Dr. Odedra currently serves as Head of Strategy for MidOcean Energy. Simultaneously, Dr. Odedra serves as an independent non-executive director of Navigator Gas and a director of Amphitrite Limited. Prior roles include Executive Vice President, LNG Marketing for Tellurian Inc., Executive Vice President, Commercial at Angelicoussis Shipping Group Limited and VP, Global Shipping at BG Group. Dr. Odedra holds a Bachelor of Science degree in Geology from Imperial College, University of London and has a Ph.D. in Rock Physics from University College London and the Earthquake Research Institute of the University of Tokyo.

Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst- Moritz-Arndt University in Greifswald, Germany.

Yair Avidan has served as a member of the Board of Directors since November 2025. Mr. Avidan has served in various senior regulatory, management and board positions in the Israeli market, primarily in the financial services sector, for more than thirty years. Most notably, Mr. Avidan served as the Supervisor of Banks and a member of the management of Bank Israel between 2020-2023, and in various senior management position in Israel Discount Bank between 1998-2019. Current directorship positions of Mr. Avidan include Bank Hapoalim and Modi’in Energy, as well as various leadership positions in non-profit organizations. Mr. Avidan holds a bachelor’s degree in statistics and economics, MBA in finance and accounting, and master’s degree in leadership and administration of education, all from Tel Aviv University.

William (Bill) Shaul has served as a member of the Board of Directors since May 2021. Mr. Shaul works as an independent business consultant. Mr. Shaul’s current clients range from public companies, private equity funds, private businesses, and high net worth individuals. Mr. Shaul also currently serves as a director of an Israeli based technology company (Interactive Optical Technologies Group Ltd) and of a UK based company 3 to 5 Canfield Gardens Ltd. Mr. Shaul worked for KPMG in the UK between 1988 and 2019 during the last 24 years of which he was a tax partner. Mr. Shaul spent much of his time at KPMG working with large, global listed companies, as well as with high-net-worth individuals. Mr. Shaul holds a bachelor’s and a master’s degree in manufacturing engineering from Cambridge University.

Ran Gritzerstein has served as a member of the Board of Directors since January 2026. He is the founder and CEO of Titra Ltd., a cinema and audiovisual services/equipment company. He also serves as an external director and chairman of the compensation committee at Sure-tech Investments LLC and previously served as a member of the board and chairman of the strategic committee of QauliTau, Inc. Prior to that, Mr. Gritzerstein served in a number of managerial positions, including as chief operating officer of the Israeli activity of Scrabble Entertainment Ltd. and founder and CEO of Cinepost Ltd. Mr. Gritzerstein holds a bachelor’s degree in Mechanical Engineering from the City University of New York.

Ron Hadassi has served as a member of the Board of Directors since January 2026. He serves as the owner and Managing Director of Liguy Hadassi Management and Investments Ltd., a family-owned company providing management and investment services, and as a lecturer in banking and finance at the Hebrew University and the School of Economics at the College of Management. Mr. Hadassi also currently serves as the Chairman of the Board of Elbit Imaging Ltd., and as the Chairman and CEO of Elbit Medical Technologies Ltd. Mr. Hadassi also serves as executive director in Plaza Centers N.V. and as a trustee in M.W.L Israel Limited, a company that issued bonds on TASE. Mr. Hadassi has served in various directorship positions and currently serves as an external director at each of The Zarasai Group Ltd., Shaniv Paper Industries Ltd. and Bareket Real Estate Financing Ltd. Mr. Hadassi also serves as a director in various other companies, including Carmel Corp. Ltd. and QauliTau Ltd. Mr. Hadassi holds a bachelor’s degree in Economics, Political Science, and Law and an MBA, each from Tel Aviv University. Mr. Hadassi is also a licensed attorney in Israel.

It is noted that Dr. Keren Bar-Hava will continue to serve as an observer on the Board of Directors (with no voting rights), with director-level compensation, invitations to all meetings, and access to the same information as directors.

Pursuant to the terms of the Special State Share stipulated in the Company's Articles, our Board of Directors must consist of a majority of Israeli citizens, and the Chairman of the Board of Directors must also be an Israeli citizen. In addition, pursuant to the rules of the NYSE, as adopted by our Board of Directors, the majority of the Board of Directors must be independent. Accordingly, Messrs. Seroussi, Lichtenstein, Epstein, Turbowicz, Hadassi, Avidan, Gritzerstein and Ms. Tennenholtz, who comprise the majority of the Board of Directors, are Israeli citizens. Additionally, nine of our eleven directors are independent under NYSE rules, thus, we comply with the rule of the NYSE that a majority of our directors be independent. Chen Lichtenstein, our CEO, and Birger Johannes Meyer-Gloeckner are not independent.

Compensation

All the members elected (other than Mr. Yair Seroussi, as detailed below) will be entitled to the following remuneration: (i) an annual fee in the amount of U.S. $100,000, to be paid in quarterly installments; and (ii) a payment per participation in meetings of the Board and its committees in the amount of U.S. $2,000 per meeting ("Participation Fee"), as well as value added tax, if and to the extent applicable. The Participation Fee for meetings held without actual convening (such as unanimous written resolutions) is reduced by 50%. The Participation Fee for meetings held via media communications is reduced by 40%. The members elected will further be entitled to reimbursement for reasonable expenses. Mr. Seroussi's compensation terms are as detailed in "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements with directors and officers – Chairman's compensation" of our 2025 Annual Report.

In addition, Messrs. Yair Seroussi, Nir Epstein, Birger Johannes Meyer-Gloeckner, William (Bill) Shaul and Ms. Liat Tennenholtz were granted options exercisable into ordinary shares of the Company. For additional information regarding such grant, see the Company's proxy statement for an extraordinary general meeting of shareholders published on March 16, 2022, on Form 6-K, as amended on April 7, 2022 and Registration Statement on Form S-8 filed with the SEC on March 9, 2022.

The members elected will benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of exculpation and indemnification provided to them by the Company.

For additional information regarding the compensation of our directors, see "Item 6.B— Compensation - Compensation of Directors" of our 2025 Annual Report.

Alternate Directors

Subject to the Companies Law, the Articles provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may dismiss such alternate director and appoint another instead of any alternate director whose office has been vacated for any reason, either for a particular meeting or permanently. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The Companies Law further stipulates that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the re-election of each of Messrs. Yair Seroussi, Chen Lichtenstein, Nir Epstein, Birger Johannes Meyer-Gloeckner, William (Bill) Shaul, Ms. Liat Tennenholtz, Ms. Anita Odedra, Dr. Yoram Turbowicz, Yair Avidan, Ran Gritzerstein and Ron Hadassi, as directors of the Company until the Company's next annual general meeting, as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF SOMEKH CHAIKIN, AN AFFILIATE OF

KPMG INTERNATIONAL COOPERATIVE, AS THE INDEPENDENT AUDITORS OF THE

COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL

GENERAL MEETING

Under the Companies Law and the Articles, the Company's shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the Audit Committee) is authorized to determine the independent auditors’ remuneration. In addition, the approval by the Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the New York Stock Exchange.

Following the recommendation by the Audit Committee and the Board of Directors, it is proposed that Somekh Chaikin, an affiliate of KPMG International Cooperative, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2025 and have no relationship with the Company or with any affiliate of the Company, except as described in the 2025 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2025 Annual Report.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED to approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, and to authorize the Board of Directors, following the recommendation of the Audit Committee, to determine their fees, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company’s proxy tabulator, Broadridge Financial Solutions, Inc. located at 51 Mercedes Way, Edgewood, NY 11717, by 11:59 p.m. Eastern Time on November 30, 2026 (i.e., 6:59 a.m. Israel Time on December 1, 2026), or physically delivered to the Company’s Israeli registered office by no later than 1:00 p.m. Israel Time on December 1, 2026 (i.e., 6:00 a.m. Eastern Time on December 1, 2026), or follow the instructions for voting by telephone or the Internet.

By Order of the Board of Directors,

Yair Seroussi,

Chairman of the Board of Directors

October 15, 2026